UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014

On August 14, 2014, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2014 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 14, 2014

adecoagro

2Q14

2Q14
Earnings Release

Conference Call
Aug 15, 2014
8 a.m. (US EST)
9 p.m. (Buenos Aires and São Paulo time)
2 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded an Adjusted EBITDA of $72.8 million in 2Q14, marking a 75.6% growth over 2Q13

Luxembourg, August 14, 2014 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the second quarter of 2014. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance

$ thousands	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gross Sales	204,030	192,646	5.9%	303,159	298,359	1.6%
Net Sales [1]	197,538	188,100	5.0%	302,751	291,041	4.0%
Adjusted EBITDA [2]						
Farming & Land Transformation	41,770	21,209	96.9%	77,658	39,971	94.3%
Sugar, Ethanol & Energy	35,611	25,841	37.8%	39,422	40,708	(3.2%)
Corporate Expenses	(4,579)	(5,601)	(18.2%)	(9,547)	(10,217)	(6.6%)
Total Adjusted EBITDA	**72,802**	**41,449**	**75.6%**	**107,533**	**70,462**	**52.6%**
Adjusted EBITDA Margin [2]	**36.9%**	**22.0%**	**67.3%**	**35.5%**	**24.2%**	**46.7%**
Net Income	1,452	(26,857)	- %	4,048	(24,347)	- %
Farming Planted Area (Hectares)	219,416	218,572	0.4%	219,416	218,510	0.4%
Sugarcane Plantation Area (Hectares)	110,822	94,214	17.6%	110,822	94,214	17.6%

- In 2Q14, Adecoagro recorded an Adjusted EBITDA[1] of $72.8 million, 75.6% higher than 2Q13. Adjusted EBITDA margin[1] was 36.9% in 2Q14 compared to 22.0% in 2Q13.
- 6M14 Adjusted EBITDA was $107.5 million, 52.6% higher than 6M13. Adjusted EBITDA margin grew to 35.5% in 6M14 from 24.2% in 6M13.
- Net Sales in 2Q14 reached $197.5 million, while 6M14 net sales were $302.8 million, showing a 5.0% and 4.0% respective increase compared to last year.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

adecoagro 2Q14

Important Note on Adjusted EBITDA Definition

Under IFRS accounting, the sale of a non-controlling interest in a subsidiary is accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of income. Any difference between the selling price and the book value is recognized in Shareholder’s Equity. This type of transaction had not been contemplated when the Company originally defined its Adjusted EBITDA in 2010. Management believes that the sale of a controlling or non-controlling interest in a subsidiary, whose main underlying asset is farmland, is a key element in its Land Transformation business since in either case it allows the company to monetize the capital gains generated by the transformation of undeveloped or underutilized farmland, thereby enhancing return on invested capital. Accordingly, the Company has decided to include the gains or losses from sales of non-controlling interests in subsidiaries in its Adjusted EBITDA definition (see Adjusted Ebitda definition in page 28).

Financial & Operational Performance

In our Farming and Land Transformation businesses, Adjusted EBITDA in 2Q14 was $41.8 million, $20.6 million or 96.9% higher than 2Q13. Year-to-date Adjusted EBITDA stands at $77.7 million, marking a 94.3% increase over 6M13. These improvements are explained by increased operational and financial performance in the following segments: (i) in the Crops segment, higher crop yields coupled with lower production costs resulting from operational efficiencies and the devaluation of the Argentine peso, increased our margins, resulting in a 42.4% growth in Adjusted EBITDA; (ii) in the Rice segment, an increase in planted area together with lower costs driven by the implementation of efficient production technologies and the devaluation of the Argentine peso expanded Adjusted EBITDA by 232.8%.

Performance was enhanced by the Land Transformation business which generated $25.6 million of Adjusted EBITDA in 2Q14, 269.6% higher quarter-over-quarter, through the sale of a 49% stake in Global Anceo S.L.U. and Global Hisingen S.L.U. (please see transaction details in page 3, Strategy Execution – Land Transformation).

In the Sugar, Ethanol and Energy business, our mills crushed 2.1 million tons of sugarcane in 2Q14, 21.1% higher than 2Q13. The increase in cane milling, resulted from (i) the ramp up and consolidation of our cluster in Mato Grosso do Sul, which resulted in higher milling efficiency per hour; (ii) favorable weather conditions during June which allowed us to accelerate the harvesting pace; and (iii) a 17.6% expansion of our sugarcane plantation. As a result, year-over-year sugar, ethanol and energy production volumes grew by 40.6%, 9.8% and 31.3% respectively. In addition, financial performance was enhanced by (i) a 5.5% increase in sugarcane yields coupled with a 0.9% increase in TRS; (ii) operational synergies and efficiencies which reduced our production costs; and (iii) a 79.0% increase in energy revenues resulting from higher cogeneration productivity and higher prices; and partially offset by lower sugar and ethanol prices. As a result of the above, Adjusted EBITDA in 2Q14 reached $35.6 million, 37.8% higher than 2Q13, while Adjusted EBITDA margin expanded to 46.7% from 33.1% in 2Q13.

Net income in 2Q14 totaled $1.5 million, $25.3 million higher than 2Q13. Net income in the quarter was enhanced by operational and financial improvements in the Farming and Sugar & Ethanol businesses coupled with (i) a $23.6 million increase in Financial Results primarily explained by the appreciation of the Brazilian Real in 2Q14 compared to a depreciation in 2Q13, and our adoption of Cash Flow Hedge Accounting as of July 1, 2013; and (ii) a $16.3 million increase in long term biological assets primarily explained by an increase in sugarcane yields; and partially offset by (i) a $5.8 million higher D&A charge resulting from the expansion of our asset base; and (ii) an $11.6 million lower tax benefit.

adecoagro 2Q14

Strategy Execution

Land Transformation – Adecoagro Sells Farmland at 28% Premium to Independent Appraisal

On June 17, 2014, Adecoagro completed the sale of a 49.0% interest in Global Anceo S.L.U. and Global Hisingen S.L.U, two Spanish subsidiaries, for a total price of $50.6 million, which has been paid in full at closing. The main underlying assets of Global Anceo S.L.U. and Global Hisingen S.L.U are La Guarida and Los Guayacanes, two farms located in the Argentine provinces of Salta and Santiago del Estero, respectively. This transaction generated $25.6 million of Adjusted EBITDA in 2Q14, representing a 28.0% premium over the Cushman & Wakefield independent appraisal dated September 2013. Adecoagro will continue controlling and operating both farms.

Guayacanes and La Guarida farms have a total area of 26,299 hectares and were acquired by Adecoagro in 2007, for a total of $51.1 million. Following the acquisition, Adecoagro transformed and developed over 10,000 hectares of cattle pastures into crop production. The farm is currently composed of 17,371 hectares of croppable land which are used for growing grains and oilseeds and over 6,000 hectares of cattle grazing pastures. Adecoagro has operated these farms under a sustainable production model focused on no-till farming, crop rotation and other agricultural best practices, which have enhanced productivity and soil quality. After accounting for the purchase price, transformation capital expenditures, operating cash flows and selling price, these investments generated an internal rate of return of 19.1%.

Ivinhema Phase II Construction Update

The construction of the second phase of the Ivinhema mill, which will add 3.0 million tons of nominal crushing capacity and consolidate our 10.0 million ton cluster in Mato Grosso do Sul, is progressing ahead of schedule and on budget regarding capital expenditures. We are currently in the process of assembling the second boiler, the ethanol distillery and the power substation, and are closely monitoring the manufacture and delivery of key equipment parts. We expect phase II to commence crushing activities by the start of the 2015 sugarcane harvest.

Share Repurchase Program

On August, 12, 2014, the Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve month period, and therefore ending on September 23, 2015. Under the buyback program, the Company can continue acquiring shares up to 5% of the outstanding share capital. As of the date of this report, the Company has repurchased a total of 2.3 million shares for a total consideration of $18.1 million and an average price of $7.72 dollars per share.

Market Overview

After seeing a price support for more than three months, corn and soybean prices have weakened surrounding the expectation of a large surplus being built by a robust new crop. The combination of recovered planting pace in the US coupled with moderate and timely rains, have provided for a favorable crop development causing prices to decrease even further.

During the second quarter of 2014, the Brazilian Center-South region crushed a total of 202.9 million tons of sugarcane, 11.1% higher than the same period of 2013. The increase in crushing, driven by drier than normal weather conditions, resulted in a greater availability of sugar and ethanol in the market.

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2Q14

Ethanol prices at gas stations reached a 66.0% parity to gasoline, which resulted in a domestic consumption increase of 5.0% year-over-year. Ethanol prices followed their seasonal downward trend causing hydrous prices to decrease by 7.8% and anhydrous by 7.4%, compared to previous quarter, but remain 7.4% and 5.9% higher than they were a year ago.

In the sugar market, VHP prices increased 5.0% since the first quarter, after concerns were raised that the Brazilian drought has cut Center-South sugarcane yields by an average of 8.0%. Nevertheless, slower demand and high global inventories following four years of global surplus continue to limit sugar prices. Consulting groups such as Kingsman and Datagro are projecting a sugar deficit of 2.1 million and 2.5 million tons of sugar for the next season, which would be constructive for prices. This situation would be aggravated in the event of an "El Niño" weather occurring, as it would reduce sugarcane yields in southeast Asia and cause a reduction in sugar availability for 2014/15 harvest.

Energy spot prices in the Southeast region of Brazil, were below the prices during the first quarter but still far above the historical average. While prices were very close to the ceiling price of 822.8 BRL/MWh in April and May, the average price for June was 412 BRL/MWh after rains filled up reservoir levels. Since most of the hydroprower plants in the southeaset of the country remain at a 36.0% capacity compared to 63.0% last year, the market is expecting prices to remain relatively high throughout the upcoming quarter.

Operating Performance

Farming Business

Farming Production Data

Planting & Production	Planted Area (hectares)			2013/14 Harvested Area			Yields (Tons per hectare) [3]		
	2013/2014	2012/2013	Chg %	Hectares	% Harvested	Production	2013/2014	2012/2013	Chg %
Soybean	58,691	62,226	(5.7%)	58,679	100.0%	169,857	2.9	2.2	31.6%
Soybean 2nd Crop	24,290	29,521	(17.7%)	23,869	98.3%	46,534	1.9	1.3	50.0%
Corn [1]	45,690	41,258	10.7%	29,346	64.2%	175,057	6.0	5.5	8.5%
Corn 2nd Crop	5,634	4,537	24.2%	3,416	60.6%	21,600	6.3	3.4	86.0%
Wheat [2]	29,412	28,574	2.9%	29,411	100.0%	77,168	2.6	1.8	45.8%
Sunflower	12,880	12,478	3.2%	12,880	100.0%	23,111	1.8	1.9	(5.6%)
Cotton lint	6,217	3,098	100.7%	2,041	32.8%	2,273	1.1	1.0	11.4%
Total Crops	**182,812**	**181,691**	**0.6%**	**159,642**	**87.3%**	**515,599**			
Rice	36,604	35,249	3.8%	36,604	100.0%	205,874	5.6	5.7	(1.3%)
Coffee	-	1,632	(100%)	-	-	-	-	-	-
Total Farming	**219,416**	**218,572**	**0.4%**	**196,246**	**89.4%**	**721,473**			
Owned Croppable Area	133,612	130,165	2.6%	117,773	88.1%	470,963			
Leased Area	55,881	54,350	2.8%	51,188	91.6%	182,561			
Second Crop Area	29,923	34,057	(12.1%)	27,285	91.2%	68,056			
Total Farming Area	**219,416**	**218,572**	**0.4%**	**196,246**	**89.4%**	**721,580**			

	Milking Cows (Average Heads)			Milk Production (MM liters) (1)			Productivity (Liters per cow per day)		
Dairy	**2Q14**	**2Q13**	**Chg %**	**2Q14**	**2Q13**	**Chg %**	**2Q14**	**2Q13**	**Chg %**
Milk Production	6,295	6,127	2.7%	18.4	17.5	5.0%	32.1	31.4	2.2%

(1) Includes sorghum.
(2) Includes barley.
(3) Yields for 2013/14 season are partial yields related to the harvested area as of April 30, 2014. Yields for 2012/13 reflect the full harvest season.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

2013/14 Harvest Year

As of June 30, 2014, 196,246 hectares or 89.3% of our planted area was successfully harvested with the remaining 23,170 hectares to be concluded during 3Q14.

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2Q14

Wheat: As of December 31, 2013, 100% of the total planted area was harvested and reported on our 4Q13 release. Average yields for the wheat crop were 2.6 tons per hectare, 45.8% higher than the previous harvest.

Sunflower: As June 30, 2014, 100% of our sunflower was harvested, yielding an average of 1.8 tons/ha. Yields decreased by 5.6% with respect to the 2012/13 season as a result of high temperatures and lack of rainfall during December and January 2014, which occurred during the plants critical flowering or growth stage.

Soybean: As of June 30, 2014, the harvest of soybean first crop was completed. Moderate and timely rains from January through April allowed the crop to develop above expectations producing average yields of 2.9 tons/ha, marking a 31.6% increase to the previous harvest year.

Soybean Second Crop: The harvest of soybean second crop was virtually completed by the end of June 2014. Average yields reached 1.9 tons/ha, 50.0% above the previous harvest year. Yields were above those of the 2012/13 harvest year due to: (i) a higher proportion of area being planted in the main productive region of Argentina; and (ii) climatic conditions in line with historical averages contrasted to last year’s drought.

Corn: As of June 30, 2014, the harvested area for early and late corn totaled 29,346 hectares, 64.2% of the total planted area. Excessive rains between March and June slightly delayed the harvest. The average yields obtained by the end of 2Q14 were 6.0 tons/ha, marking an 8.5% increase compared with the previous harvest year. Seeking to diversify our crop risk and water requirements, approximately 37.1% early corn was planted in September and 62.9% of late corn was planted during the end of November and December of 2013. Early corn was affected by the lack of rainfall and high temperatures during December and early January, which occurred during the critical growth or flowering stage. The late corn however, received an adequate amount of rainfall during January 2014, which allowed for normal crop development. As the harvest is completed, we expect corn yields to remain above the previous harvest year.

Corn Second Crop: As of the end of 2Q14, we harvested 60.6% of the corn second crop. While the crop suffered from a drought in north Argentina during the 2012/13 harvest year, average and moderate rains during the 2013/14 harvest year allowed the plant to develop normally producing average yields of 6.3 tons/ha marking an 86.0% growth over the previous harvest year.

Cotton: As of June 30, 2014, 32.8% of the planted hectares had been harvested producing yields of 1.1 tons/ha, marking an 11.4% increase compared to the previous harvest season. As we complete the harvest, we expect final yields to remain in line with the previous harvest year.

Rice: The harvest of 36,604 hectares of rice was completed by the end of the 2Q14. The average yield in our rice farms was 5.6 tons/ha, slightly below the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop’s cycle. However, during mid-February through April, higher than normal amount of cloudy and rainy days had a negative impact on yields at some of our farms given that the plant requires sunlight for photosynthesis and plant growth. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy.

2014/15 Harvest Year

Towards the end of 2Q14, Adecoagro began its planting activities for the 2014/15 harvest year. Excess rains in the south of Argentina between March and June lead us to plant more hectares of wheat in the north of Argentina. Between the end of June and early July, Adecoagro planted 31,204 thousand hectares adecoagro

2Q14

of wheat in normal conditions. The hectares planted have received good humidity conditions that will allow the plant to develop normally.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data						
	metric	2Q14	2Q13	Chg %	6M14	6M13
Crushed Cane	tons	2,149,829	1,775,827	21.1%	2,192,092	1,841,198
Own Cane	tons	1,982,409	1,746,727	13.5%	2,023,895	1,812,099
Third Party Cane	tons	167,420	29,100	475.3%	168,197	29,100
Sugar Produced	tons	111,547	79,356	40.6%	111,547	81,367
Ethanol Produced	M3	84,093	76,581	9.8%	86,196	77,982
Hydrous Ethanol	M3	43,865	36,004	21.8%	45,969	37,189
Anhydrous Ethanol	M3	40,227	40,577	(0.9%)	40,227	40,793
Exported Energy	MWh	105,147	80,087	31.3%	120,404	82,246
Planting - Expansion & Renewal Area	hectares	9,938	5,353	85.7%	19,526	11,724
Total Harvested Area	hectares	24,905	23,573	5.7%	25,528	24,621
Sugarcane Plantation	hectares	110,822	94,214	17.6%	110,822	94,214

Contrary to the dry weather experienced in the Brazilian Center-South region, year-to-date rainfall in Mato Grosso do Sul stood at 3.0% above the historical average. As a result of the favorable weather, the development of our sugarcane plantation was enhanced, resulting in a 5.5% increase in sugarcane yields in 2Q14 compared to the previous year. Despite suffering some harvest disruptions at the beginning of the harvest due to excess rains, the increase in productivity allowed our mills to crush a total of 2.1 million tons of sugarcane in 2Q14, marking a 21.1% increase over 2Q13. The increase in productivity was slightly enhanced by a 0.9% increase in sugar content (TRS), resulting in sugar, ethanol and energy production growth of 40.6%, 9.8% and 31.3% respectively.

As of June 30, 2014, our sugarcane plantation reached 110,822 hectares, representing a 17.6% growth year-over-year. Expanding and replanting our sugarcane plantation continues to be a key strategy to supply our mills at full capacity and increase the productivity and quality of our plantation. During the quarter we renewed 1,596 hectares and expanded 8,342 hectares. Accordingly a total of 9,938 hectares were planted during 2Q14, driving year-to-date planting to 19,526 hectares, respectively 85.7% and 66.5% higher compared to the same periods of the previous year.

6

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2Q14

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Gross Sales						
Farming	120,448	110,041	9.5%	166,532	173,311	(3.9%)
Total Sales	**120,448**	**110,041**	**9.5%**	**166,532**	**173,311**	**(3.9%)**
Adjusted EBITDA (1)						
Farming	16,195	14,290	13.3%	52,083	33,052	57.6%
Land Transformation	25,575	6,919	269.6%	25,575	6,919	269.6%
Total Adjusted EBITDA (1)	**41,770**	**21,209**	**96.9%**	**77,658**	**39,971**	**94.3%**
Adjusted EBIT (1)(2)						
Farming	14,345	12,175	17.8%	48,433	28,674	68.9%
Land Transformation	25,575	6,919	269.6%	25,575	6,919	269.6%
Total Adjusted EBIT (1)(2)	**39,920**	**19,094**	**109.1%**	**74,008**	**35,593**	**107.9%**

Adjusted EBIT(1)(2) for the Farming and Land Transformation businesses in 2Q14 was $39.9 million, 109.1% higher than 2Q13. On a cumulative basis, 6M14 Adjusted EBIT reached $74.0 million, marking a 107.9% growth over the same period of the previous year.

In the Farming Business, Adjusted EBIT in 2Q14 increased by 17.8% to $14.3 million and by 68.9% to $48.4 million in 6M14. The increases are attributable to: (i) higher yields generated by most of our crops as a result of climatic conditions in line with historical averages, contrasted to last year's severe drought; (ii) a larger planted area of owned and leased land together with a lower area of second crop; and (iii) lower production costs driven by enhanced operating efficiency coupled with the devaluation of the Argentine peso. The difference in financial performance year-over-year is primarily explained by the disposal of "La Lacteo" milk processing facility in 2Q13, which generated a $2.4 million gain in the Dairy segment.

In the Land Transformation Business, Adjusted EBIT increased by 269.6% favored by the sale of a 49% stake in Global Anceo S.L.U. and Global Hisingen S.L.U (please see transaction details on page 12 – Land Transformation).

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, whereby Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing our production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

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Crops

Crops - Highlights	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gross Sales	*$ thousands*	76,277	75,194	1.4%	98,458	102,937	(4.4%)
	thousand tons	184.2	242.3	(24.0%)	278.9	339.8	(17.9%)
	$ per ton	414.2	310.3	33.5%	648.2	302.9	114.0%
Adjusted EBITDA	*$ thousands*	11,640	8,173	42.4%	32,690	22,871	42.9%
Adjusted EBIT	***$ thousands***	**11,092**	**7,619**	**45.6%**	**31,696**	**21,753**	**45.7%**
Planted Area (1)	*hectares*	152,889	147,538	3.6%	152,889	147,538	3.6%

(1) Does not include second crop planted area.

Adjusted EBIT for our crops segment stood at $11.1 million during 2Q14; $3.5 million or 45.6% higher than in 2Q13. On a cumulative basis, 6M14 Adjusted EBIT reached $31.7 million, representing a 45.7% increase over same period of the previous year. The increase is primarily attributable to the fact that during 2012/13 season most of our farms in the Humid Pampas and northern regions of Argentina suffered a significant drought that affected our soybean first and second crop yields. While results were negatively affected during the 2012/13 season, the 2013/14 season experienced climatic conditions in line with historical averages, which led to a significant increase in yields and accordingly to a greater production volume on a year-to-year basis. Other reasons which explain the higher year-over-year performance include: (i) a larger planted area; and (ii) lower production costs on account of the devaluation of the Argentine peso.

Crops - Gross Sales Breakdown	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**2Q14**	**2Q13**	**Chg %**	**2Q14**	**2Q13**	**Chg %**	**2Q14**	**2Q13**	**Chg %**
Soybean	55,834	49,560	12.7%	151,839	134,516	12.9%	368	368	(0.2%)
Corn (1)	17,026	20,336	(16.3%)	84,671	95,248	(11.1%)	201	214	(5.8%)
Wheat (2)	1,247	678	83.9%	5,213	2,856	82.6%	239	237	0.8%
Sunflower	1,896	3,950	(52.0%)	5,141	9,541	(46.1%)	369	414	(10.9%)
Cotton	-	274	- %	-	132	- %	-	2,070	- %
Others	274	396	(30.8%)	-	-	-	-	-	-
Total	**76,277**	**75,194**	**1.4%**	**246,865**	**242,294**	**1.9%**			
	Amount ($ '000)			**Volume (tons)**			**$ per unit**		
Crop	**6M14**	**6M13**	**Chg %**	**6M14**	**6M13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Soybean	58,018	55,788	4.0%	158,412	151,310	4.7%	366	369	(0.7%)
Corn (1)	28,983	28,457	1.8%	144,023	132,303	8.9%	201	215	(6.4%)
Wheat (2)	6,620	8,834	(25.1%)	28,014	36,226	(22.7%)	236	244	(3.1%)
Sunflower	3,896	8,083	(51.8%)	10,985	19,450	(43.5%)	355	416	(14.7%)
Cotton	333	932	(64.3%)	201	523	(61.6%)	1,654	1,781	(7.1%)
Others	608	843	(27.9%)	-	-	-	-	-	-
Total	**98,458**	**102,937**	**(4.4%)**	**341,635**	**339,812**	**0.5%**			

(1) Includes sorghum
(2) Includes barley
Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

On a cumulative basis, crop sales were 4.4% lower than in 6M13, primarily driven by lower physical sales volumes and lower selling prices. The decrease in sales volumes is primarily explained by a 63.7% increase in grain and oilseed inventories in 6M14 compared to 6M13 as a result of a slower harvest pace versus the previous harvest year driven by abundant rainfalls during April thru June.

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2Q14

Crops - Changes in Fair Value Breakdown										
6M14	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2013/14 Harvest Year									
Total planted Area Plan	*Hectares*	58,691	24,290	45,690	5,634	29,411	12,880	6,217	182,812
Area remaining to be planted	*Hectares*	-	-	-	-	-	-	-	-
Planted area in initial growing stages	*Hectares*	-	-	-	-	-	-	-	-
Planted area with significant biological growth	*Hectares*	199	2,049	24,783	4,233	-	-	5,031	36,293
Changes in Fair Value in 6M14 from planted area 2013/2014 with significant biological growth (i)	*$ thousands*	(14)	(263)	389	673	-	-	(26)	758
Area harvested in previous period	*Hectares*					29,411	10,759		40,171
Area harvested in current periods	*Hectares*	58,492	22,241	20,957	1,401	-	2,121	1,186	106,398
Changes in Fair Value in 6M14 from harvested area 2013/14 (ii)	*$ thousands*	29,143	-	9,467	-	557	2,223	722	42,112
Total Changes in Fair Value in 6M14 (i+ii)	*$ thousands*	28,866	-	10,530	-	557	2,223	696	42,871

The table above shows the gains and losses from crop production generated in 6M14. As of June 30, 2014, 36,293 hectares pertaining to the 2013/14 had not been harvested but had attained significant biological growth, generating initial recognition and changes in fair value of biological assets ("Changes in Fair Value") of $0.8 million. Crops harvested during 6M14 generated Changes in Fair Value of agricultural produce of $42.1 million. As a result, Total Changes in Fair Value for the 6M14 period reached $42.9 million, of which $34.1 million had been recognized in 1Q14 and $8.8 million was recognized in 2Q14.

Rice

Rice - Highlights							
	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gross Sales	*$ thousands*	36,857	25,877	42.4%	53,343	53,410	(0.1%)
	thousand tons (1)	90.2	76.8	17.5%	147.2	107.4	37.1%
	$ per ton	408	497	(17.9%)	362	497	(27.1%)
Adjusted EBITDA	*$ thousands*	2,359	28	8,325%	15,291	4,595	232.8%
Adjusted EBIT	***$ thousands***	**1,543**	**(1,212)**	**-**	**13,619**	**2,061**	**560.8%**
Area under production (2)	*hectares*	36,604	35,249	3.8%	36,604	35,249	3.8%
Rice Mills							
Total Rice Produced	*thousand tons* (1)	205.9	200.4	2.7%	205.9	200.4	2.7%
Own rough rice transferred to mills (3)	*thousand tons* (1)	19.1	27.8	(31.2%)	197.0	195.4	0.8%
Third party rough rice purchases	*thousand tons* (1)	20.7	28.0	(26.3%)	24.1	39.5	(39.0%)
Sales of Rice and Subproducts	*thousand tons* (1)	90.2	76.8	17.5%	147.2	132.2	11.4%
Ending stock	*thousand tons* (1)	104.9	135.1	(22.4%)	104.9	135.1	(22.4%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2013/14 and 2012/13 harvest years

(3) Rice transfered to the mil is lower than rice production on the farm because a portion of the production is stored to be used as seed

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in the 2013/14 harvest was recognized throughout the fourth quarter of 2013 and the first quarter of 2014. Because only a

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nominal portion of the crop margin was harvested in 2Q14, Adjusted EBIT for the quarter is mainly the result of sales of processed rice along with its sub products.

Sales for the six month period ended on June 30, 2014, reached $53.3 million, in line with the same period of the previous year. Adjusted EBIT for 6M14 was $13.6 million, $11.5 million or 560.8% higher than 6M13. The increase in earnings was driven by: (i) a 3.8% increase in planted area; (ii) an increase in margins per hectare as a result of lower production costs explained by the implementation of zero-level farming technology over 22.0% of our rice farms and the devaluation of the Argentine peso, which reduced our peso denominated costs measured in dollar terms.

Rice - Changes in Fair Value Breakdown		
As of June 30, 2014	**metric**	**Rice**
2013/14 harvest year		
Total Planted Area Plan	***Hectares***	**36,604**
Planted area in initial growing stages (a)	*Hectares*	-
Planted area with significant biological growth (b)	*Hectares*	-
Area to be planted (c)	*Hectares*	-
Changes in Fair Value 1Q14 from planted area 2013/14 with significant biological growth (ii)	***$ thousands***	-
Area harvested in previous period (d)	*Hectares*	34,154
Area harvested in current period (d)	*Hectares*	2,450
Changes in Fair Value 1Q14 from harvested area in 2013/14 (iii)	***$ thousands***	**11,557**
Total Changes in Fair Value in 1Q14 (i+ii+iii)	***$ thousands***	**11,557**

As shown in the chart above, during 2Q14, we harvested 2,450 hectares, completing the total planted area. Changes in Fair Value during 6M14 totaled $11.6 million, compared to $5.5 million in 6M13. As explained above, higher yields and an increase in planted area enhanced the performance of the segment. As we continue the transformation and zero-leveling of our rice farms, we expect yields and margins to continue improving each year.

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2Q14

Dairy

Dairy - Highlights	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gross Sales	*$ thousands* (1)	6,868	7,860	(12.6%)	13,943	14,244	(2.1%)
	million liters (2)	15.5	17.2	(9.9%)	33.6	32.6	3.3%
	$ per liter (3)	0.38	0.42	(8.9%)	0.37	0.40	(7.7%)
Adjusted EBITDA	*$ thousands*	1,840	4,197	(56.2%)	3,636	4,427	(17.9%)
Adjusted EBIT	***$ thousands***	**1,459**	**3,936**	**(62.9%)**	**2,861**	**3,892**	**(26.5%)**
Milking Cows	*average heads*	6,295	6,127	2.8%	6,346	5,917	7.2%
Cow Productivity	*liter/cow/day*	32.1	31.4	2.2%	32.8	30.8	6.2%
Total Milk Produced	*million liters*	18.4	17.5	5.0%	37.6	33.1	13.7%

(1) Includes (i) $605.3 K from sales of culled cows and fattened male cows for 2Q14 and $626.3 K for 2Q13 and (ii) $322.4 K from sales of powdered milk
(2) 2.5 million liters of milk were destined towards powdered milk production for 2Q14
(3) Sales price reflects the sale of fluid milk

Milk production reached 18.4 million liters in 2Q14 and 37.6 million liters in 6M14, marking a 5.0% and 13.7% respective increase over the same periods of the previous year. Production growth is the result of an increase in our milking cow herd, coupled with improved cow productivity which increased by 2.2% in 2Q14 and by 6.2% in 6M14. We expect cow productivity to continue increasing gradually to our target of 35 liters per cow per day as the operation stabilizes and cows adapt to new productive system.

Despite higher production, gross sales reached $6.9 million in 2Q14 and $13.9 million in 6M14, respectively 12.6% and 2.1% below the same periods of the previous year. The drop in sales is mainly explained by: (i) a 8.9% decrease in milk prices, which fell from $0.42 per liter in 2Q13 to $0.38 per liter; and (ii) the fact that 2.4 million liters of our milk are being processed into whole milk powder via a tolling agreement, postponing sales to the next quarter.

Adjusted EBIT reached $1.5 million in 2Q14 and $2.9 million in 6M14, reflecting a 62.3% and 26.5%, decrease, respectively. However, profit in 2Q13 had been positively affected by the sale of “La Lacteo” milk processing facility, which generated $2.4 million. Therefore, adjusted by the sale of “La Lacteo”, Adjusted EBITDA in 6M14 was actually 34.6% higher than the previous period.

All Other Segments

All Other Segments - Highlights	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gross Sales	*$ thousands*	446	1,110	(59.8%)	788	2,720	(71.0%)
Adjusted EBITDA	*$ thousands*	356	1,892	(81.2%)	466	1,159	(59.8%)
Adjusted EBIT	*$ thousands*	**251**	**1,832**	**(86.3%)**	**257**	**968**	**(73.5%)**

All Other Segments encompasses our Cattle and Coffee segments. Our Cattle segment consists of over 63 thousand hectares of pastureland that because of its soil quality, is not suitable for crop production and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment fell by $1.8 million in 2Q14 and by $0.9 million in 6M14.

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2Q14

Land transformation business

Land transformation - Highlights	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Adjusted EBITDA	$ thousands	25,575	6,919	269.6%	25,575	6,919	269.6%
Adjusted EBIT	**$ thousands**	**25,575**	**6,919**	**269.6%**	**25,575**	**6,919**	**269.6%**
Land sold	Hectares	12,887	5,607	129.8%	12,887	5,607	129.8%

Adjusted EBIT for our Land Transformation business during 2Q14 totaled $25.6 million compared to $6.9 million in 2Q13.

On June 17, 2014, Adecoagro completed the sale of a 49% interest in Global Anceo S.L.U. and Global Hisingen S.L.U, two Spanish subsidiaries, for a total price of $50.6 million which has been paid in full at closing. The main underlying assets of Global Anceo S.L.U. and Global Hisingen S.L.U are La Guarida and Los Guayacanes, two farms located in the Argentine provinces of Salta and Santiago del Estero, respectively. This transaction generated $25.6 million of Adjusted EBITDA in 2Q14, representing a 28% premium over the Cushman & Wakefield independent appraisal dated September 2013. Adecoagro will continue controlling and operating both farms.

Guayacanes and La Guarida farms have a total area of 26,299 hectares and were acquired by Adecoagro in 2007, for a total of $51.1 million. Following the acquisition, Adecoagro transformed and developed over 10 thousand hectares of cattle pastures into crop production. The farm is currently composed of 17,371 hectares of croppable land which are used for growing grains and oilseeds and over 6,000 hectares of cattle grazing pastures. Adecoagro has operated these farms under a sustainable production focused on no-till farming, crop rotation and other agricultural best practices, which have enhanced productivity and soil quality. After accounting for purchase price, transformation capital expenditures, operating cash flows and selling price, these investments generated an internal rate of return of 19.1%.

Under IFRS accounting, the sale of a non-controlling interest in a subsidiary is accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of income. Any difference between the selling price and the book value is recognized in Shareholder's Equity. This type of transaction had not been contemplated when the Company originally defined its Adjusted EBITDA in 2010. Management believes that the sale of a controlling or non-controlling interest in a subsidiary whose main underlying asset is farmland, is a key element in its Land Transformation business since in either case, it allows the company to monetize the capital gains generated by the transformation of undeveloped or underutilized farmland, thereby enhancing return on invested capital. Accordingly, the Company has decided to include the gains or losses from sales of non-controlling interests in subsidiaries in its Adjusted EBITDA definition (see Adjusted Ebitda definition in page 28).

During the last nine years, Adecoagro has been able to generate gains of approximately $185 million by strategically selling at least one of its fully mature farms per year. Monetizing a portion of its land transformation gains each year allows Adecoagro to redeploy its capital efficiently and continue expanding its operations by investing in other farms or assets across the agribusiness value chain with attractive risk adjusted returns, allowing the Company to continue growing and enhancing shareholder value.

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Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Net Sales [1]	77,090	78,059	(1.2%)	125,543	117,730	6.6%
Gross Profit Manufacturing Activities	31,725	34,398	(7.8%)	50,215	51,007	(1.6%)
Adjusted EBITDA	**35,611**	**25,841**	**37.8%**	**39,422**	**40,708**	**(3.2%)**
Adjusted EBITDA Margin	46.2%	33.1%	39.5%	31.4%	34.6%	(9.2%)

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Adecoagro's Sugar, Ethanol and Energy mills began the 2014 sugarcane harvest and milling operations during the beginning of 2Q14, with the exception of Angelica, which began crushing on March 26, in order to maximize ethanol and energy production and capture the attractive prices at the end of the inter-harvest season. Despite a challenging start to the harvest due to above average rains throughout the Mato Grosso do Sul region, our mills crushed 2.1 million tons of sugarcane in 2Q14, 21.1% higher than 2Q13. Consequently, Adjusted EBITDA for the quarter was $35.6 million, marking a 37.8% increase over 2Q13. In addition, production efficiencies in our cluster allowed EBITDA margin to grow from 33.1% in 2Q13 to 46.7% in 2Q14.

Operational and financial performance during the quarter was considerably stronger than in the previous harvest year primarily as a result of (i) a 5.5% increase in sugarcane yields coupled with a 0.9% increase in sugar content (TRS); (ii) enhanced production efficiencies and operational leverage in our cluster which resulted in a 6.0% dilution of sugarcane production costs; (iii) an 8.5% increase in cogeneration exports per ton of sugarcane coupled with a 42.3% growth in energy prices; and (iv) a 17.6% expansion of our sugarcane plantation. Financial performance was offset by (i) lower sugar and ethanol prices; and (ii) a 421.5% and 65.7% increase in sugar and ethanol inventories.

On a cumulative basis, net sales during 6M14 increased by 6.6% compared to 6M13, on account of (i) more cane crushed; (ii) our ethanol carry strategy during 2013 which resulted in higher inventory volumes for sale in 1Q14; and (iii) our ability to turn-on the boiler early at the Angelica mill to cogenerate electricity and capture the highly attractive energy prices. While operational and financial performance improved year over year, Adjusted EBITDA in 6M14 decreased by 3.2% to $39.4 million. The decrease was the result of (i) a $ 2.4 million unrealized gain in 6M14 resulting from the mark-to-market of our sugar derivative hedge position, contrasted by a $7.8 million unrealized gain in 6M13. Adecoagro expects operational and financial performance to continue improving during 2014 as the harvest advances throughout the third and fourth quarter of 2014.

The table below reflects the breakdown of net sales for our Sugar, Ethanol & Energy business.

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2Q14

Sugar, Ethanol & Energy - Net Sales Breakdown [1]									
	$ thousands			Units			($/unit)		
	2Q14	2Q13	Chg %	2Q14	2Q13	Chg %	2Q14	2Q13	Chg %
Sugar (tons)	29,791	34,386	(13.4%)	75,233	77,126	(2.5%)	396	446	(11.2%)
Ethanol (cubic meters)	34,012	36,249	(6.2%)	61,809	59,562	3.8%	550	609	(9.6%)
Energy (Mwh)	13,288	7,424	79.0%	105,416	83,824	25.8%	126	89	42.3%
TOTAL	**77,090**	**78,059**	**(1.2%)**						
	$ thousands			Units			($/unit)		
	6M14	6M13	Chg %	6M14	6M13	Chg %	6M14	6M13	Chg %
Sugar (tons)	42,726	44,309	(3.6%)	109,479	100,422	9.0%	390	441	(11.6%)
Ethanol (cubic meters)	66,456	65,722	1.1%	119,777	106,392	12.6%	555	618	(10.2%)
Energy (Mwh)	16,361	7,698	112.5%	120,673	85,952	40.4%	136	90	51.4%
TOTAL	**125,543**	**117,730**	**6.6%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

In 2Q14, total net sales for the business were 1.2% below that of 2Q13, mainly driven by lower sugar and ethanol selling prices measured in dollar terms. Ethanol prices followed their seasonal downward trend since the beginning of the year, causing hydrous prices to decrease by 7.8% and anhydrous prices by 7.4%. However, compared to 2Q13, ethanol prices have increased by 6.7% in local currency, but decreased 9.6% in US dollar terms as a result of the appreciation of the Reais. In the case of sugar, VHP prices also remained under pressure, decreasing by 11.9% driven by lower demand and higher global stocks.

The decrease in sugar and ethanol prices was offset by a 42.3% rise in the price of Energy. As discussed in 1Q14, since early February 2014, energy spot prices have been trading at 822.8 BRL/MWh, which is the maximum rate authorized by the government. The increase in prices was driven by a strong drought during summer, which resulted in extremely low water levels in hydropower reservoirs, causing high cost fossil fuel reserve power plants to operate at full capacity. In order to capture the high-energy spot prices, the Angelica Mill boiler was started on March 7 to cogenerate electricity by burning the stockpile of bagasse leftover from the previous harvest. Lack of rainfall throughout April and May allowed energy spot prices to remain at 822.8 BRL/MWh, increasing net sales by 79.0% during 2Q14 and by 112.5% in 6M14. It must be highlighted that while the month of June saw a significant increase in rainfall throughout the southern region of the country causing water storage levels to increase to 96.3%, and lowering spot prices to 400 BRL/MWh, the water storage in the southeast region (which represents 70% of the hydropower capacity) remains below 40% capacity. As a result, we expect prices to remain at attractive levels.

Modern and efficient high pressure steam boilers at our three mills coupled with the fact that 8.0% of our energy volumes for the current year remain unhedged and subject to current high spot prices, is expected to provide Adecoagro with high margins and profitability during the year.

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Sugar, Ethanol & Energy - Industrial indicators							
	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Milling Cluster	tons	1,770,609	1,418,719	24.8%	1,812,873	1,484,090	22.2%
Milling UMA	tons	379,220	357,108	6.2%	379,220	357,108	6.2%
Milling Total	**tons**	**2,149,829**	**1,775,827**	**21.1%**	**2,192,092**	**1,841,198**	**19.1%**
Own sugarcane	%	92.2%	98.4%	(6.3%)	92.3%	98.4%	(6.2%)
Sugar mix in production	%	44.8%	38.7%	15.6%	44.2%	38.9%	13.6%
Ethanol mix in production	%	55.2%	61.3%	(9.9%)	55.8%	61.1%	(8.6%)
Exported energy per ton crushed	KWh/ton	48.9	45.1	8.5%	54.9	44.7	23.0%

A total of 1.8 million tons of sugarcane were milled at our cluster in Mato Grosso do Sul during 2Q14, 24.8% higher than the previous year, while Usina Monte Alegre milled 0.4 million tons, 6.2% above 2Q13. Owned sugarcane supply accounted for 92.2% of total cane milled during 2Q14.
In terms of production mix, 55.2% of the sugar content (TRS) was shifted towards ethanol production and 44.8% towards sugar. The mix favored ethanol, given the more attractive margins compared to sugar during the quarter.

Cogeneration measured by kilowatt hours (KWh) per ton increased 8.5% year-over-year and 23.0% from 6M13 to 6M14, as our high pressure steam boilers increased efficiency ratios. This has allowed our cogeneration exports to increase 31.3% in the quarter and 46.4% the first half of the year, compared to the same period of last year, while sugarcane crushing increased 21.1%.

Sugar, Ethanol & Energy - Changes in Fair Value						
	2Q14			2Q13		
Biological Asset						
	$	Hectares	$/hectare	$	Hectares	$/hectar
(+) Sugarcane plantations at end of period	283,495	110,822	2,558	208,151	94,214	2,209
(-) Sugarcane plantations at begining of period	(244,966)	104,897	2,335	(223,784)	87,971	2,544
(-) Planting investment	(31,272)	9,938	3,147	(23,372)	5,353	4,366
(-) Exchange difference	(7,215)			20,686		
Changes in Fair Value of Biological Assets	**42**			**(18,319)**		
Agricultural produce						
	$	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane tranfered to mill [1]	53,940	1,982,409	27.2	47,731	1,746,727	27.3
(-) Crop maintenance costs	(13,553)		(6.8)	(10,602)		(6.1)
(-) Leasing costs	(10,052)		(5.1)	(11,094)		(6.4)
(-) Harvest costs	(39,135)		(19.7)	(36,926)		(21.1)
Changes in Fair Value of Agricultural Produce	**(8,801)**			**(10,891)**		
Total Changes in Fair Value	**(8,759)**			**(29,210)**		

(1) prices of sugarcane are set by Consecana which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.

In 2Q14, Changes in Fair Value of Biological Assets (unrealized) was nil compared to a $18.3 million loss in 2Q13. The year-over-year growth was primarily the result of an increase in the fair value of our sugarcane plantations, from an average of $2,335 per hectare at the beginning of the period to $2,558 per hectare at the end of the period. The increase is explained by: (i) the expansion our sugarcane plantation; and (ii) higher sugarcane yields.

15

adecoagro
2Q14

Changes in Fair Value of Agricultural Produce (realized) in 2Q14 was negative $8.8 million compared to negative $10.9 million in 2Q13. As we increased the size of our plantation, attained economies of scale, and enhanced production efficiencies in our cluster, we managed to obtain operational leverage and dilute costs. As a result, sugarcane production costs, including crop maintenance, land leasing, and harvest in dollars per ton have decreased 6.0% year over year, generating the 23.8% increase in Changes in Fair Value of Agricultural Produce for the quarter.

Agricultural Produce - Productive Indicators							
	metric	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Harvested own sugarcane	*tons*	1,982,409	1,746,727	13.5%	2,023,895	1,812,099	11.7%
Harvested own area	*Hectares*	24,905	23,148	7.6%	25,528	23,938	6.6%
Yield	*tons/hectare*	79.6	75.5	5.5%	79.3	75.7	4.7%
TRS content	*kg/ton*	120.8	119.7	0.9%	120.4	119.3	0.9%
TRS per hectare	*kg/hectare*	9,614	9,031	6.5%	9,548	9,036	5.7%
Mechanized harvest	*%*	96.0%	92.7%	3.5%	96.2%	93.0%	3.4%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing. Adequate amount of rainfalls in the Mato Grosso do Sul region between January and May 2014, allowed for normal crop development driving sugarcane yields to 79.6 tons per hectare, marking a 5.5% increase over 2Q13. While higher amounts of rainfall during the period stimulated plant growth and yields, TRS levels were indirectly affected by the sugarcane biological growth process which requires it to consume its sugar content (TRS) in order to gather the sufficient amount of energy to grow. TRS content in 2Q14 reached 120.8 kg/ton, 0.9% above the previous year. These two effects combined resulted in a 6.5% increase in TRS per hectare, from 9.0 to 9.6 tons per hectare.

16

adecoagro
2Q14

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins and stabilizing profits and cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forward and futures contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2013/14 Harvest Year				
Soybean	Argentina	150.6	283	1,244
	Brazil	15.3	401	1,334
	Uruguay	19.6	483	1,369
Corn	Argentina	204.9	191	652
	Brazil	1.8	153	615
	Uruguay	2.3	222	615
Cotton	Argentina	0.4	1513	75
	Uruguay	4.1	1513	75
2014/15 Harvest Year				
Soybean	Argentina	70.8	278	1,222
	Brazil	6.8	343	1,207
	Uruguay	7.6	425	1,211
Corn	Argentina	161.2	175	601
	Brazil	4.4	158	579
	Uruguay	1.9	208	579
Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2013/14 Harvest Year				
VHP Sugar	Brazil	285	437	19.6
Ethanol (2)	Brazil	268	572	-
Energy (MWh) (3)	Brazil	310	80	-
2014/15 Harvest Year				
VHP Sugar	Brazil	169	404	18.1
Ethanol (2)	Brazil	42	545	-
Energy (MWh) (3)	Brazil	365	115	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
2) Ethanol prices are net of PIS/COFINS, ICMS and INSS
3) Considers exchange rate of 2.26 R$/US$

The table below summarizes the results generated by Adecoagro's derivative positions in 2Q14 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

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2Q14

Gain/Loss From Derivative Instruments						
Farming	**Open hedge positions [1] (thousand tons)**	**6M14 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in 2013 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
		Unrealized	**Realized**	**Total 6M14**		
2013/14 Harvest Year						
Soybean	29.6	639	(4,635)	(3,996)	(5)	(4,053)
Corn	37.4	122	(3,085)	(2,963)	8,174	5,211
Wheat	-	-	(1)	(1)	(247)	(248)
2013/14 Total		**761**	**(7,721)**	**(6,961)**	**7,922**	**961**
2014/15 Harvest Year						
Soybean	84.2	(1,109)	(149)	(1,259)	132	(1,127)
Corn	167.5	2,519	502	3,021	38	3,059
2014/15 Total	252	**1,409**	**353**	**1,762**	**302**	**2,064**
Subtotal Farming (i)		**2,170**	**(7,368)**	**(5,199)**	**8,224**	**3,025**
Sugar, Ethanol & Energy	**Open hedge positions [1] (thousand tons)**	**6M14 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in 2013 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
		Unrealized	**Realized**	**Total**		
2014/15 Harvest Year						
Sugar [2]	2.9	-	1,928	1,928	2,150	4,078
Ethanol	-	47	16	63	-	63
2014/15 Total	-	**47**	**1,944**	**1,991**	**2,150**	**4,141**
Subtotal Sugar, Ethanol and Energy (ii)		**47**	**1,944**	**1,991**	**2,150**	**4,141**
Total (i+ii)		**2,217**	**(5,424)**	**(3,208)**		**7,166**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

(2) Sugar futures contracts are traded on the Intercontinental Exchange (ICE).

Corporate Expenses

Corporate Expenses						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Corporate Expenses	(4,579)	(5,601)	(18.2%)	(9,547)	(10,217)	(6.6%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

Corporate expenses in 2Q14 reached $4.6 million, 18.2% lower than the 2Q13. Year-to-date, expenses stand at $9.5 million, 6.6% lower than the previous year. These savings in expenses are primarily explained by the devaluation of the Argentine peso which resulted in decreased expenses in US dollar terms.

18

adecoagro 2Q14

Other Operating Income

Other Operating Income						
$ thousands	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Gain / (Loss) from commodity derivative financial instruments	8,392	(806)	- %	(3,208)	11,641	- %
Gain/(Loss) from forward contracts	2,195	194	1,031.4%	(132)	(34)	288.3%
Gain from disposal of subsidiary	-	779	(100.0%)	-	779	(100%)
Gain from disposal of farmland and other assets	-	5,082	(100.0%)	-	5,082	(100%)
Gain from disposal of other property items	255	127	100.5%	606	495	22%
Gain from disposal of financial assets	-	1,188	(100.0%)	-	1,188	(100%)
Other	344	373	(7.8%)	350	903	(61%)
Total	**11,185**	**6,937**	**61.2%**	**(2,385)**	**20,054**	**- %**

Other Operating Income in 2Q14 was $11.2 million, compared to $6.9 million in 2Q13. The 61.2% increase is primarily explained by gains resulting from the mark-to-market of our commodity hedge position, including (i) an $8.4 million gain, which is mainly unrealized, related to corn, soybean and sugar derivative contracts, contrasted with a $0.8 million loss in 2Q13; and (ii) a $2.2 million gain related to corn and soybean forward contracts, significantly above that of 2Q13. Please see details on commodity hedge on pages 17-18.

Financial Results

Financial Results						
$ thousands	2Q14	2Q13	Chg %	6M14	6M13	Chg %
Interest Expenses, net	(13,200)	(13,192)	(0.1%)	(24,416)	(20,007)	(22.0%)
Cash Flow Hedge - Transfer from Equity	(4,364)	-	- %	(4,609)	-	- %
FX Gain/(Loss), net	434	(12,480)	- %	(3,268)	(16,713)	80.4%
Gain/(Loss) from derivative financial Instruments	128	(14,754)	- %	720	(12,769)	- %
Taxes	(1,211)	(1,328)	8.8%	(1,954)	(1,978)	1.2%
Other Expenses, net	(493)	(575)	14.3%	(1,352)	(1,400)	3.4%
Total Financial Results	**(18,706)**	**(42,329)**	55.8%	**(34,879)**	**(52,867)**	34.0%

Our net financial results in 2Q14 totaled a loss of $18.7 million, compared to a loss of $42.3 million in 2Q13. The loss is primarily explained by: (i) interest expense of $13.2 million related to our outstanding debt; (ii) a $4.4 million foreign currency loss resulting from the impact of the devaluation of the Argentine Peso and Brazilian Real between July 1, 2013 and June 30, 2014, on the portion of dollar denominated debt payments made in 2Q14, according to Cash Flow Hedge accounting adopted as of July 1, 2014; and (iii) a $1.2 million tax related to financial transactions (credit/debit tax).

The main difference in financial results year-over-year are: (i) the fact that the Brazilian Real appreciated 2.5% during 2Q14, while it depreciated 9.1% during 2Q13; and (ii) the adoption of Cash Flow Hedge accounting as of July 1, 2014. Accordingly, the depreciation of the Real in 2Q13 had a significant impact on financial results, including (i) a $12.5 million foreign currency loss related to dollar denominated debt in Brazilian subsidiaries; and (ii) a $14.8 million loss resulting from the mark-to-market of currency derivative contracts used to hedge future dollar inflows generated by our sugar sales.

19

adecoagro

2Q14

Indebtedness

Net Debt Breakdown

$ thousands 2Q14 1Q14 Chg %

Farming 95,772 141,358 (32.2%)

Short term Debt 37,606 76,528 (50.9%)

Long term Debt 58,166 64,829 (10.3%)

Sugar, Ethanol & Energy 686,573 648,740 5.8%

Short term Debt 98,063 83,680 17.2%

Long term Debt 588,511 565,060 4.2%

Total Short term Debt 135,669 160,208 (15.3%)

Total Long term Debt 646,676 629,889 2.7%

Gross Debt 782,345 790,097 (1.0%)

Cash & Equivalents 199,327 247,431 (19.4%)

Net Debt 583,018 542,666 7.4%

As of June 30, 2014, Adecoagro’s gross indebtedness was $782.3 million, 1.0% lower than the previous quarter.

In the Farming business, debt was reduced by a total of $45.6 million or 32.2% primarily using proceeds generated by the sale of La Guarida and Los Guayacanes farms. As a result, outstanding debt in the Farming business remains at $95.8 million.

In the Sugar, Ethanol and Energy business, outstanding debt increased by 5.8%. Long term debt and short term debt increased by $23.5 million and $14.4 million, respectively, primarily to finance the construction of the second phase of the Ivinhema mill which is expected to be fully operational at the start of the 2015 harvest season.

Cash and equivalents as of June 30, 2014 was $199.3 million, 19.4% lower than as of March 31, 2014.

As a result of the decrease in outstanding debt and the reduction in cash, net debt during 2Q14 increased by 7.4% compared to 1Q14 reaching a total amount of $583.0 million. On a consolidated basis our debt maturity profile has improved as we shifted a portion of our short term debt into the long term. As shown in the charts below, as of June 30, 2014, 82.7% of our debt is in the long term.

1%

45%

54%

Brazilian Reals

US Dollars

Argentine Pesos

83%

17%

Short term

Long Term

adecoagro 2Q14

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Farming & Land Transformation	**1,621**	**2,050**	**(20.9%)**	**3,585**	**4,370**	**(18.0%)**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	734	525	39.8%	1,010	965	4.7%
Rice Mill	37	157	(76.3%)	461	564	(18.3%)
Dairy Free Stall Unit	167	929	(82.1%)	792	2,133	(62.9%)
Others	683	439	55.6%	1,323	708	86.9%
Sugar, Ethanol & Energy	**48,393**	**44,797**	**8.0%**	**184,254**	**132,310**	**39.3%**
Sugar & Ethanol Mills	16,738	23,101	(27.5%)	127,399	84,316	51.1%
Sugarcane Planting	31,655	21,696	45.9%	56,855	47,994	18.5%
Total	**50,013**	**46,847**	**6.8%**	**187,840**	**136,680**	**37.4%**

Adecoagro's capital expenditures during 2Q14 totaled $50.0 million, 6.8% higher than 2Q13. Year-to-date, capital expenditures stand at $187.8 million, marking a 37.4% increase over the same period of the previous year.

In the Farming & Land Transformation Business the majority of our capital expenditures were related to the transformation of cattle pastures farms into high yielding grain and rice farms.

In the Sugar, Ethanol & Energy business, capital expenditures during 2Q14 were primarily deployed for the expansion of our sugarcane plantation in Mato Grosso do Sul and for the construction of the second phase of the Ivinhema mill, which is expected to increase its nominal crushing capacity to 5.0 million tons by early 2015.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**2Q14**	**2Q13**	**% Chg**	**2Q14**	**2Q13**	**% Chg**
Soybean	*tons*	86,633	42,415	104.3%	21,810	12,929	68.7%
Corn [1]	*tons*	98,163	75,809	29.5%	16,577	14,362	15.4%
Wheat [2]	*tons*	18,095	12,410	45.8%	3,515	4,242	(17.2%)
Sunflower	*tons*	11,282	96	11,607.1%	4,257	40	10,552.2%
Cotton lint	*tons*	1,508	1,049	43.8%	1,491	1,913	(22.1%)
Rough Rice [3]	*tons*	104,877	135,116	(22.4%)	27,238	32,409	(16.0%)
Sugar	*tons*	56,910	10,912	421.5%	14,465	2,972	386.8%
Ethanol	*m3*	39,570	23,884	65.7%	21,052	12,620	66.8%

(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

Variations in inventory levels between 2Q14 and 2Q13 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

21

adecoagro

2Q14

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Adecoagro 2Q14 Appendix Market Outlook Soft Commodity Prices

(30-06-2013=100)

120 115 110 105 100 95 90 85 80 75 70 65 60 55 50

28/06/2013

28/07/2013

28/08/2013

28/09/2013

28/10/2013

28/11/2013

28/12/2013

28/01/2014

28/02/2014

31/03/2014

30/04/2014

31/05/2014

30/06/2014

31/07/2014

SOYBEAN

CORN

WHEAT

COTTON

SUGAR

Corn:

The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged 4.79 USD/bu in 2Q14, 27.6% lower than 2Q13, when the closing price averaged 6.61 USD/bu. Prices during 1Q14 averaged 4.52 USD/bu, 5.6% lower than 2Q14. Finally, during 6M14 prices averaged 4.65 USD/bu, 32.4% lower than in 6M13, when the closing price averaged 6.88USD/bu. Regarding the new crop, the closing price of the December futures contract traded on the Chicago Board of Trade (CBOT) averaged 4.78 USD/bu in 2Q14, 13.2% lower than 2Q13, when the closing price averaged 5.51USD/bu. In addition, prices during 1Q14 averaged 4.65 USD/bu, 2.7% lower than 2Q14.

USDA’s quarterly stocks and plantings report published on June 30, 2014, reported corn stocks exceeding expectations. Regarding the old crop, the stocks volumes came in bigger than expected at 3.85 billion bushels compared to the average guess for stocks in all positions as of June 1, of 3.72 billion bushels and up 39.5% from June 1, 2013. Of the total stocks, 1.86 billion bushels are stored on farms, up 47.6% from a year earlier. Off-farm stocks, at 1.99 billion bushels, are up 32.7% from a year ago. Consumption and exports during March-May 2014 was reported at 3.15 billion bushels, compared to 2.63 billion bushels during the same period of last year. As for the new crop, corn area came in at 91.6 million acres, in line with average estimated area of 91.7 million acres, and that compares to 91.7 million acres for the March intentions.

Adecoagro 2Q14

According to NASS (National Agricultural Statistics Service), planted area in the United States is estimated at 91.7 million acres, down 3.7 million acres from the 2013/14 crop. Stock-to-use ratio is estimated at 13.5% versus 9.2% year-over-year.

Brazilian production in the 2013/14 crop is estimated at 78 million tons by Conab and 76 million tons by the USDA. Estimated exports at Brazil stand at 26.5 million tons. Up to June, 5.3 million tons were exported, 37.0% lower year-over-year. The government approved R$ 500 million in subsidies (PEPRO), which implies between 5.0 and 8.0 million tons depending on region and prices. Argentina’s production estimates range between 25 million tons and 24 million tons, according to Bolsa de Cereales de Buenos Aires and the USDA, respectively. Harvested area is delayed by 30.0% compared to the previous year.

Soybean:

The closing price of soybean nearby futures contract traded on the Chicago Board of Trade (CBOT) averaged 14.70 USD/bu in 2Q14, 0.3% higher than 2Q13, when the closing price averaged 14.67 USD/bu. Prices during 1Q14 averaged 13.55 USD/bu, 8.48% lower than 2Q14. Finally, during 6M14 prices averaged 14.13 USD/bu, 3.2% lower than in 6M13, when the closing price averaged 14.58 USD/bu. Regarding the new crop, the closing price of soybeans November futures contract traded on the Chicago Board of Trade (CBOT) averaged 12.25 USD/bu in 2Q14, 1.3% lower than 2Q13, when the closing price averaged 12.41 USD/bu. In addition, prices during 1Q14 averaged 11.44 USD/bu, 7.15% higher than in 2Q14.

USDA’s quarterly stocks and plantings report published on June 30, 2014, surprised the market with stocks and plantings substantially above market consensus. Regarding the old crop, the stocks number came in at 405 million bushels, well above the average guess for stocks in all positions as of June 1, of 382 million bushels, and down 6.8% from June 1, 2013. On-farm stocks totaled 109 million bushels, down 36.3% from a year ago. Off-farm stocks, at 296 million bushels, are up 12.5% from a year ago. Consumption and exports during March-May 2014 quarter totaled 589 million bushels, up 4.4% from the same period a year earlier. As for the new crop, area for beans was surveyed in at 84.8 million acres against the average guess for planted acreage of 82.2 million acres, and that was versus 81.5 million acres for the March intentions. These were the biggest soybean acreage numbers ever, by more than 7 million acres.

Brazil’s production is estimated at 86.3 million tons by Conab and 87.5 million tons by USDA. Exports in June were reported at 6.9 million tons for beans (-9.4% MoM and +6.3% YoY) according to the Brazilian Trade Ministry, while soybean meal exports reached 1.7 million tons (+18.4% MoM and +21.1% YoY) and oil at 135 thousand tons (+21.6% MoM and +28.6% YoY).

Argentina’s production was estimated at 55 million tons by Bolsa de Cereales and 54 million tons by the USDA, record high. Harvested area almost done.

Wheat:

The closing price of wheat nearby futures contract traded on the Chicago Board of Trade (CBOT) averaged 6.53 USD/bu in 2Q14, 6.2% lower than 2Q13, when the closing price averaged 6.95 USD/bu. Prices during 1Q14 averaged 6.16 USD/bu, 11.5% lower than 2Q14. Finally, during 6M14 prices averaged 6.34 USD/bu, 11.5% lower than in 6M13, when the closing price averaged 7.16 USD/bu.

According to USDA’s quarterly stocks and planting report published on June 30, 2014, old crop wheat stored as of June 1, 2014, totaled 590 million bushels, down 17.8% from a year ago. On-farm stocks were estimated at 97.0 million bushels, down 19.2% from last year. Off-farm stocks, at 493 million bushels, are down 17.6% from a year ago. Consumption and exports during March-May 2014 Report was 467 million bushels, down 9.5% from the same period a year earlier. Wheat production came in at 1.99 billion bushels compared to the average guess of 1.96 billion bushels, and the June USDA survey of 1.942 billion bushels.

Adecoagro 2Q14

Crop prospects along Northern Hemisphere are very good. In the US, crop conditions have been improving since May; in Western Europe conditions continue to look near perfect, with the prospect of record-breaking production levels in the region. According to USDA estimates, production in EU-27 is estimated at 147.8 million tons. In the Former Soviet Union, late-season rains have reduced the proportion of the crop that make milling grade. However, yields have been better than expected, so in general, supplies from the region should be plentiful.

Weather conditions in South America continue to delay the planting pace and crop evolution in the region. According to Bolsa de Cereales, planted area in Argentina is estimated at 3.9 million hectares, 11.5% higher year-over-year. In Brazil, total production is estimated at 7.4 million tons by Conab, and 6.3 million tons by USDA.

Cotton:

The closing price of cotton nearby futures contract traded on the Chicago Board of Trade (CBOT) averaged 0.89 USD/lb in 2Q14, 8.5% higher than 2Q13, when the closing price averaged 0.82 USD/lb. Prices during 1Q14 averaged 0.88 USD/lb, 1.1% lower than current quarter. Finally, during 6M14 prices averaged 0.88 USD/lb, 5.7% higher than 6M13, when the closing price averaged 0.84 USD/lb.

According to WASDE (World Agricultural Supply and Demand Estimates Report), the 2014/15 U.S. cotton forecasts published on July 11, 2014, has shown strong production and ending stocks growth relative to last month. Expected production was raised 1.5 million bales to 16.5 million bales due to larger planted area as indicated in the NASS June 30, 2013 Acreage Report and lower than expected reduction based on favorable precipitation and improved crop conditions. Domestic mill use was raised 100,000 bales due to expanding domestic mill capacity, while exports were raised 500,000 bales due to the larger available supply. Despite higher consumption and exports, ending stocks were raised to 5.2 million bales, which, if realized, would be the largest since the 2008/09 crop.

China´s import demand is down nearly 50% for the marketing year up to June at around 12 million bales.

Rice:

The FOB average price for high-quality milled rice in the South American market was $600 per ton during 2Q14, compared to an average of $590 in 2Q13 and $600 in 1Q14.

Thai prices stand at USD 440/ton FOB 5.0% broken. Thai authorities have launched a survey of public stocks. The new administration has announced that during this evaluation it would place a halt on all exports, except for small volumes and all contracts destined to the Chinese market. The idea behind the project is to start the release of stocks in August in order to not disrupt pricing. The government’s plan is to sell approximately 500,000 tons per month, or 18 million tons over the next three years. Despite the fact that since mid-June, external sales seem to be weaker in relation to the previous months, sales are maintaining a 50.0% increase over the same period of 2013. Exports have reached over 4.4 million tons in the first six months of the year and, at this pace, will reach the target of 9.0 million tons, marking a 35.0% increase over 2013.

In India, export prices remain stable at values of around USD 435/ton FOB 5.0% broken, as a result of a supporting internal price policy, and expectations for decrease in total production resulting from the occurrence of an “El Niño” drought event. Despite opinions of a decrease in yearly production, the exportable supply is likely to remain high. External sales exceeded 5.0 million tons and Indian authorities announced they would offer an additional 5.0 million tons in the international market this year.

adecoagro
2Q14

exportable supply is likely to remain high. External sales exceeded 5.0 million tons and Indian authorities announced they would offer an additional 5.0 million tons in the international market this year.

In Vietnam, the export market is quoted at around USD 445/ton FOB 5.0% broken. New contracts recently signed are expected to the Vietnamese exports in the following months. In the first half of 2014, foreign sales reached 2.8 million tons, 20% lower year-over-year. Once again, Vietnam will benefit from strong Chinese import demand, which represents 40% of Vietnam's total exports, as well as the recovery of African imports. Nevertheless, Vietnam's total exports are expected to fall short of the initial target of 7.2 million tons.

In the United States, the indicative price of Long Grain 2/4 rice was at USD 580/ton and prices are expected to fall further, as the eve of the new harvest approaches, which thus far is expected to be excellent.

Sugar, Ethanol & Energy:

During the second quarter of 2014, the Brazilian Center-South region reached an accumulated crushing of 202.9 million tons, 11.1% higher than the same period of 2013. The increase in sugarcane crushed is the result of drier than normal weather, which affected several regions throughout Brazil, especially the state of São Paulo. Despite accelerating the crushing pace, the drought has damaged sugarcane yields and is expected to reduce total production by 8.0% year-over-year. At the same time, the drought helped to improve TRS content and offset part of the losses generated by lower agricultural yields. From the start of the current season through end-June, TRS reached 124.47 kg of TRS/ ton of sugarcane, 1.19% higher than same period last year.

According to the ESALQ index, quarter-over-quarter, hydrous and anhydrous prices fell by 7.4% and 7.8% respectively, on account of the increase in crushing pace which resulted in a greater availability of ethanol for the market. Nevertheless, compared to same period of last year, hydrous prices improved by 7.4%, while anhydrous increased by 5.9%. The Brazilian Government is studying the possibility of increasing the anhydrous ethanol blend rate in gasoline, from the current 25.0% mandate to 27.5%. The study is being carried out by a research center controlled by Petrobras and is expected to be concluded by October 2014. If it is approved, the blend increase would generate an incremental demand of around 1.0 million cubic meters. During the quarter, average sugar prices increased 5.0% compared to 1Q14 and traded in line with same period of the previous year. Nevertheless, slower demand and high global inventories continue to limit sugar prices. Following four years of global sugar surplus, consulting groups such as Kingsman and Datagro are already projecting a deficit in world estimates of 2.1 million tons and 2.5 million tons, respectively, for the next harvest, which would be constructive for sugar prices in 2015.

The energy spot price in the Southeast region of Brazil during 2Q14 was below the 1Q14 but still higher than the historical average. In April and May, prices were very close to the ceiling price, reaching 822.8 BRL/MWh (which is the maximum authorized by the government) and 806.9 BRL/MWh respectively. In June, however, the average price was 412 BRL/MWh after rains filled up the levels in some of the reservoirs. For the following months we expect prices to remain above 500 BRL/MWh given that the level of the reservoirs in Southeast of the country, which represent 70% of the hydroelectric energy for Brazil, remain at 36.0% of capacity as of 2Q14, compared with the 63.0% last year.

In the rest of the world, the monsoons in India are below the historical average, which raises concern over the negative impact on agricultural yields and sugarcane availability for 2014/15 harvest. While Thailand had a record crop last season, with an increase in sugar production of 12% year-over-year, production for the next crop is expected to decrease slightly due to weather conditions. While UNICA cane production estimates remain at 570 million tons and 32.8 million tons for sugar, final production will depend greatly on

26

Adecoagro 2Q14

upcoming weather conditions. The probability of an “El Niño” weather event occurring around September will especially play a major role in sugar prices as it would cause global yield losses and a reduction in sugarcane availability for 2014/15 harvest.

Adecoagro

2Q14

Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”.

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro

2Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q14									
$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	33	36,543	322	446	37,344	83,582	-	-	120,926
Cost of manufactured products sold and services rendered	-	(27,561)	(322)	(15)	(27,898)	(51,857)	-	-	(79,755)
Gross Profit from Manufacturing Activities	**33**	**8,982**	**-**	**431**	**9,446**	**31,725**	**-**	**-**	**41,171**
Sales of agricultural produce and biological assets	76,244	314	6,546	-	83,104	-	-	-	83,104
Cost of agricultural produce and biological assets	(76,244)	(314)	(6,546)	-	(83,104)	-	-	-	(83,104)
Initial recog. and changes in FV of BA and agricultural produce	8,782	(958)	1,958	(108)	9,674	(8,759)	-	-	915
Gain from changes in NRV of agricultural produce after harvest	(2,565)	-	-	-	(2,565)	-	-	-	(2,565)
Gross Profit from Agricultural Activities	**6,217**	**(958)**	**1,958**	**(108)**	**7,109**	**(8,759)**	**-**	**-**	**(1,650)**
Gross Margin Before Operating Expenses	**6,250**	**8,024**	**1,958**	**323**	**16,555**	**22,966**	**-**	**-**	**39,521**
General and administrative expenses	(1,103)	(790)	(383)	(49)	(2,325)	(6,422)	-	(4,107)	(12,854)
Selling expenses	(1,307)	(5,743)	(117)	(9)	(7,176)	(12,070)	-	(511)	(19,757)
Other operating income, net	7,258	52	1	(14)	7,297	3,850	-	39	11,186
Share of gain/(loss) of joint ventures	(6)	-	-	-	(6)	-	-	-	(6)
Profit from Operations Before Financing and Taxation	**11,092**	**1,543**	**1,459**	**251**	**14,345**	**8,324**	**-**	**(4,579)**	**18,090**
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	(42)	-	-	**(42)**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,575	-	25,575
Adjusted EBIT	**11,092**	**1,543**	**1,459**	**251**	**14,345**	**8,282**	**25,575**	**(4,579)**	**43,623**
(-) Depreciation PPE	548	816	381	105	1,850	27,329	-	-	29,179
Adjusted EBITDA	**11,640**	**2,359**	**1,840**	**356**	**16,195**	**35,611**	**25,575**	**(4,579)**	**72,802**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**72,802**
(+) Initial recog. and changes in F.V. of BA (unrealized)									42
Reserve from the sale of minority interests in subsidiaries									(25,575)
(+) Depreciation PPE									(29,179)
(+) Financial result, net									(18,706)
(+) Income Tax (Charge)/Benefit									2,068
Profit/(Loss) for the Period									**1,452**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q13									
$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	157	25,660	-	968	26,785	82,605	-	-	109,390
Cost of manufactured products sold and services rendered	-	(21,396)	-	(23)	(21,419)	(48,207)	-	-	(69,626)
Gross Profit from Manufacturing Activities	**157**	**4,264**	**-**	**945**	**5,366**	**34,398**	**-**	**-**	**39,764**
Sales of agricultural produce and biological assets	75,037	217	7,860	142	83,256	-	-	-	83,256
Cost of agricultural produce and biological assets	(75,037)	(217)	(7,860)	(142)	(83,256)	-	-	-	(83,256)
Initial recog. and changes in FV of BA and agricultural produce	5,703	(244)	1,772	4,055	11,286	(29,210)	-	-	(17,924)
Gain from changes in NRV of agricultural produce after harvest	3,037	-	-	102	3,139	-	-	-	3,139
Gross Profit from Agricultural Activities	**8,740**	**(244)**	**1,772**	**4,157**	**14,425**	**(29,210)**	**-**	**-**	**(14,785)**
Margin Before Operating Expenses	**8,897**	**4,020**	**1,772**	**5,102**	**19,791**	**5,188**	**-**	**-**	**24,979**
General and administrative expenses	(1,120)	(1,181)	(261)	(275)	(2,837)	(6,312)	-	(5,573)	(14,722)
Selling expenses	(1,554)	(4,147)	(124)	(385)	(6,210)	(11,515)	-	(141)	(17,866)
Other operating income, net	1,432	96	(3)	(501)	1,024	(1,119)	6,919	113	6,937
Share of gain/(loss) of joint ventures	(36)	-	-	-	(36)	-	-	-	(36)
Profit from Operations Before Financing and Taxation	**7,619**	**(1,212)**	**1,384**	**3,941**	**11,732**	**(13,758)**	**6,919**	**(5,601)**	**(708)**
Profit from discontinued operations (unrealized)	-	-	2,469	-	2,469	-	-	-	**2,469**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	83	(2,109)	(2,026)	18,319	-	-	**16,293**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**7,619**	**(1,212)**	**3,936**	**1,832**	**12,175**	**4,561**	**6,919**	**(5,601)**	**18,054**
(-) Depreciation PPE	554	1,240	261	60	2,115	21,280	-	-	23,395
Adjusted EBITDA	**8,173**	**28**	**4,197**	**1,892**	**14,290**	**25,841**	**6,919**	**(5,601)**	**41,449**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**41,449**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(16,293)
(+) Depreciation PPE									(23,395)
(+) Financial result, net									(42,329)
(+) Income Tax (Charge)/Benefit									13,711
Profit/(Loss) for the Period									**(26,857)**

29

Adecoagro 2Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M14

$ thousands Crops Rice Dairy Others Farming

Sugar,

Ethanol &

Energy Land Transformation Corporate Total

Sales of manufactured products and services rendered 117 51,883 322 788 53,110 136,627 - - 189,737

Cost of manufactured products sold and services rendered - (39,328) (322) (33) (39,683) (86,412) - - (126,095)

Gross Profit from Manufacturing Activities 117 12,555 - 755 13,427 50,215 - - 63,642

Sales of agricultural produce and biological assets 98,341 1,460 13,621 - 113,422 - - - 113,422

Cost of agricultural produce and biological assets (98,341) (1,460) (13,621) - (113,422) - - - (113,422)

Initial recog. and changes in FV of BA and agricultural produce 42,871 11,557 3,890 (386) 57,932 (18,072) - - 39,860

Gain from changes in NRV of agricultural produce after harvest (1,704) - - - (1,704) - - - (1,704)

Gross Profit from Agricultural Activities 41,167 11,557 3,890 (386) 56,228 (18,072) - - 38,156

Gross Margin Before Operating Expenses 41,284 24,112 3,890 369 69,655 32,143 - - 101,798

General and administrative expenses (2,083) (1,602) (777) (84) (4,546) (10,132) - (8,956) (23,634)

Selling expenses (2,029) (9,126) (272) (13) (11,440) (19,225) - (728) (31,393)

Other operating income, net (5,245) 235 20 (15) (5,005) 2,484 - 137 (2,384)

Share of gain/(loss) of joint ventures (231) - - - (231) - - - (231)

Profit from Operations Before Financing and Taxation 31,696 13,619 2,861 257 48,433 5,270 - (9,547) 44,156

Profit from discontinued operations (unrealized) - - - - - - - - -

(-) Initial recog. and changes in F.V. of long term BA (unrealized) - - - - - 3,337 - - 3,337

Reserve from the sale of minority interests in subsidiaries - - - - - - 25,575 - 25,575

Adjusted EBIT 31,696 13,619 2,861 257 48,433 8,607 25,575 (9,547) 73,068

(-) Depreciation PPE 994 1,672 775 209 3,650 30,815 - - 34,465

Adjusted EBITDA 32,690 15,291 3,636 466 52,083 39,422 25,575 (9,547) 107,533

Reconciliation to Profit/(Loss)

Adjusted EBITDA 107,533

(+) Initial recog. and changes in F.V. of BA (unrealized) (3,337)

Reserve from the sale of minority interests in subsidiaries (25,575)

(+) Depreciation PPE (34,465)

(+) Financial result, net (34,879)

(+) Income Tax (Charge)/Benefit (5,229)

Profit/(Loss) for the Period 4,048

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M13

$ thousands Crops Rice Dairy Others Farming

Sugar,

Ethanol &

Energy Land Transformation Corporate Total

Sales of manufactured products and services rendered 342 52,167 - 1,864 54,373 125,048 - - 179,421

Cost of manufactured products sold and services rendered - (45,217) - (48) (45,265) (74,041) - - (119,306)

Gross Profit from Manufacturing Activities 342 6,950 - 1,816 9,108 51,007 - - 60,115

Sales of agricultural produce and biological assets 102,595 1,243 14,244 856 118,938 - - - 118,938

Cost of agricultural produce and biological assets (102,595) (1,243) (14,244) (856) (118,938) - - - (118,938)

Initial recog. and changes in FV of BA and agricultural produce 17,754 5,473 2,730 (6,937) 19,020 (34,908) - - (15,888)

Gain from changes in NRV of agricultural produce after harvest 4,417 - - 121 4,538 - - - 4,538

Gross Profit from Agricultural Activities 22,171 5,473 2,730 (6,816) 23,558 (34,908) - - (11,350)

Margin Before Operating Expenses 22,513 12,423 2,730 (5,000) 32,666 16,099 - - 48,765

General and administrative expenses (2,106) (2,390) (536) (556) (5,588) (10,358) - (10,114) (26,060)

Selling expenses (2,646) (8,246) (206) (440) (11,538) (16,612) - (159) (28,309)

Other operating income, net 4,028 274 39 (313) 4,028 9,051 6,919 56 20,054

Share of gain/(loss) of joint ventures (36) - (36) - - - (36)

Profit from Operations Before Financing and Taxation 21,753 2,061 2,027 (6,309) 19,532 (1,820) 6,919 (10,217) 14,414

Profit from discontinued operations (unrealized) - 1,767 - 1,767 - 1,767

(-) Initial recog. and changes in F.V. of long term BA (unrealized) 98 7,277 7,375 17,827 - 25,202

Reserve from the sale of minority interests in subsidiaries - -

Adjusted EBIT 21,753 2,061 3,892 968 28,674 16,007 6,919 (10,217) 41,383

(-) Depreciation PPE 1,118 2,534 535 191 4,378 24,701 - - 29,079

Adjusted EBITDA 22,871 4,595 4,427 1,159 33,052 40,708 6,919 (10,217) 70,462

Reconciliation to Profit/(Loss)

Adjusted EBITDA 70,462

(+) Initial recog. and changes in F.V. of BA (unrealized) (25,202)

(+) Depreciation PPE (29,079)

(+) Financial result, net (52,867)

(+) Income Tax (Charge)/Benefit 12,339

Profit/(Loss) for the Period (24,347)

adecoagro
2Q14

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Sales of manufactured products and services rendered	120,926	109,390	10.5%	189,737	179,421	5.7%
Cost of manufactured products sold and services rendered	(79,755)	(69,626)	14.5%	(126,095)	(119,306)	5.7%
Gross Profit from Manufacturing Activities	**41,171**	**39,764**	**3.5%**	**63,642**	**60,115**	**5.9%**
Sales of agricultural produce and biological assets	83,104	83,256	(0.2%)	113,422	118,938	(4.6%)
Cost of agricultural produce sold and direct agricultural selling expenses	(83,104)	(83,256)	(0.2%)	(113,422)	(118,938)	(4.6%)
Initial recognition and changes in fair value of biological assets and agricultural produce	915	(17,924)	(105.1%)	39,860	(15,888)	- %
Changes in net realizable value of agricultural produce after harvest	(2,565)	3,139	- %	(1,704)	4,538	- %
Gross Profit/(Loss) from Agricultural Activities	**(1,650)**	**(14,785)**	**(88.8%)**	**38,156**	**(11,350)**	**- %**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**39,521**	**24,979**	**58.2%**	**101,798**	**48,765**	**108.8%**
General and administrative expenses	(12,854)	(14,722)	(12.7%)	(23,634)	(26,060)	(9.3%)
Selling expenses	(19,757)	(17,866)	10.6%	(31,393)	(28,309)	10.9%
Other operating income, net	11,186	6,937	61.3%	(2,384)	20,054	- %
Share of loss of joint ventures	(6)	(36)	-	(231)	(36)	541.7%
Profit from Operations Before Financing and Taxation	**18,090**	**(708)**	**- %**	**44,156**	**14,414**	**206.3%**
Finance income	2,136	(406)	- %	4,301	3,442	25.0%
Finance costs	(20,842)	(41,923)	(50.3%)	(39,180)	(56,309)	(30.4%)
Financial results, net	(18,706)	(42,329)	(55.8%)	(34,879)	(52,867)	(34.0%)
Profit (Loss) Before Income Tax	**(616)**	**(43,037)**	**(98.6%)**	**9,277**	**(38,453)**	**- %**
Income tax benefit	2,068	13,711	(84.9%)	(5,229)	12,339	- %
Profit (Loss) for the Period from Continuing Operations	**1,452**	**(29,326)**	**- %**	**4,048**	**(26,114)**	**- %**
Profit (loss) for the Period from discontinued operations	**-**	**2,469**	**- %**	**-**	**1,767**	**- %**
Income / (Loss) for the Period	**1,452**	**(26,857)**	**- %**	**4,048**	**(24,347)**	**- %**

31

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2Q14

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	June 30, 2014	December 31, 2013	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	867,036	790,520	9.7%
Investment property	8,136	10,147	(19.8%)
Intangible assets	25,459	27,341	(6.9%)
Biological assets	293,389	225,203	30.3%
Investments in joint ventures	3,660	3,179	15.1%
Deferred income tax assets	47,079	48,368	(2.7%)
Trade and other receivables	55,876	53,252	4.9%
Other assets	698	707	(1.3%)
Total Non-Current Assets	**1,301,333**	**1,158,717**	**12.3%**
Current Assets			
Biological assetS	25,147	66,941	(62.4%)
Inventories	150,600	108,389	38.9%
Trade and other receivables	169,728	141,180	20.2%
Derivative financial instruments	4,445	4,102	8.4%
Cash and cash equivalents	199,327	232,147	(14.1%)
Total Current Assets	**549,247**	**552,759**	**(0.6%)**
TOTAL ASSETS	**1,850,580**	**1,711,476**	**8.1%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	932,741	939,072	(0.7%)
Cumulative translation adjustment	(298,718)	(311,807)	(4.2%)
Equity-settled compensation	14,680	17,352	(15.4%)
Cash flow hedge	(12,384)	(15,782)	(21.5%)
Other reserves	-	(161)	- %
Reserve for the sale of non contolling interests in subsidiaries	25,575	-	- %
Treasury shares	(2,902)	(961)	202.0%
Retained earnings	47,195	43,018	9.7%
Equity attributable to equity holders of the parent	**889,760**	**854,304**	**4.2%**
Non controlling interest	7,972	45	17,615.6%
TOTAL SHAREHOLDERS EQUITY	**897,732**	**854,349**	**5.1%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	2,451	2,951	(16.9%)
Borrowings	646,677	512,164	26.3%
Deferred income tax liabilities	48,552	57,623	(15.7%)
Payroll and social security liabilities	1,179	1,458	(19.1%)
Derivatives financial instruments	5,311	-	- %
Provisions for other liabilities	2,421	2,293	5.6%
Total Non-Current Liabilities	**706,591**	**576,489**	**22.6%**
Current Liabilities			
Trade and other payables	76,332	92,965	(17.9%)
Current income tax liabilities	1,350	310	335.5%
Payroll and social security liabilities	30,086	26,139	15.1%
Borrowings	135,669	147,967	(8.3%)
Derivative financial instruments	2,247	12,600	(82.2%)
Provisions for other liabilities	573	657	(12.8%)
Total Current Liabilities	**246,257**	**280,638**	**(12.3%)**
TOTAL LIABILITIES	**952,848**	**857,127**	**11.2%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,850,580**	**1,711,476**	**8.1%**

32

adecoagro
2Q14

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows						
$ thousands	**2Q14**	**2Q13**	**Chg %**	**6M14**	**6M13**	**Chg %**
Cash flows from operating activities:						
Profit for the period	**1,452**	**(26,857)**	- %	**4,048**	**(24,347)**	- %
Adjustments for:						
Income tax benefit	(2,068)	(13,711)	(84.9%)	5,229	(12,339)	- %
Depreciation	29,087	23,302	24.8%	34,273	28,902	18.6%
Amortization	91	93	(2.2%)	192	177	8.5%
Gain from disposal of farmland and other assets	-	(5,082)	- %	-	(5,082)	- %
Gain from of disposal of other property items	(255)	(127)	100.8%	(606)	(495)	22.4%
Gain from disposal of subsidiary	-	(2,119)	- %	-	(2,119)	- %
Equity settled share-based compensation granted	909	896	1.5%	1,707	1,911	(10.7%)
Loss/(Gain) from derivative financial instruments and forwards	(10,715)	15,366	- %	2,620	1,162	125.5%
Interest and other expense, net	13,693	13,767	(0.5%)	25,768	21,407	20.4%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	17,588	21,622	(18.7%)	(11,199)	19,617	- %
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,114	(1,225)	- %	2,305	(1,640)	- %
Provision and allowances	(2,052)	(1)	205,100%	42	377	(88.9%)
Share of loss from joint venture	6	36	- %	231	36	541.7%
Foreign exchange gains, net	(434)	12,480	- %	3,268	16,713	(80.4%)
Cash flow hedge – transfer from equity	4,364	-	- %	4,609	-	- %
Discontinued operations	-	(2,469)	- %	-	(1,767)	- %
Subtotal	**53,780**	**35,971**	**49.5%**	**72,487**	**42,513**	**70.5%**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	(30,646)	(33,141)	(7.5%)	(23,700)	(31,425)	(24.6%)
Increase in inventories	(45,608)	(26,878)	69.7%	(49,251)	(29,303)	68.1%
Decrease in biological assets	26,730	36,509	(26.8%)	45,059	61,820	(27.1%)
Decrease in other assets	(7)	119	- %	10	143	(93.0%)
(Increase) in derivative financial instruments	(5,127)	8,324	- %	(8,107)	5,913	- %
Decrease in trade and other payables	(18,021)	(114)	15,707.9%	(13,583)	(12,594)	7.9%
(Decrease)/Increase in payroll and social security liabilities	4,816	1,422	238.7%	3,721	1,579	135.7%
Increase/(Decrease) in provisions for other liabilities	(90)	(230)	(60.9%)	191	(239)	- %
Net cash generated in operating activities before interest and taxes paid	**(14,173)**	**21,982**	- %	**26,827**	**38,407**	**(30.2%)**
Income tax paid	(268)	(187)	43.3%	(268)	(187)	43.3%
Net cash generated from operating activities	**(14,356)**	**21,795**	- %	**26,559**	**38,220**	**(30.5%)**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(25,118)	(29,563)	(15.0%)	(113,081)	(76,795)	47.3%
Purchases of intangible assets	(420)	(805)	(47.8%)	(658)	(844)	(22.0%)
Purchase of cattle and non current biological assets planting cost	(31,272)	(23,678)	32.1%	(56,402)	(48,774)	15.6%
Interest received	1,916	1,518	26.2%	3,393	3,279	3.5%
Investments in joint ventures	-	(4,164)	- %	(1,372)	(4,164)	(67.1%)
Proceeds from sale of farmland and other assets	-	-	- %	-	3,018	- %
Proceeds from sale of property, plant and equipment	477	959	(50.3%)	745	2,179	(65.8%)
Proceeds from disposal of subsidiaries	1,003	6,126	(83.6%)	1,003	12,843	(92.2%)
Proceeds from sales of financial assets	-	4,924	- %	-	4,924	- %
Discontinued operations	-	5,100	- %	-	5,100	- %
Net cash used in investing activities	**(53,414)**	**(39,583)**	**34.9%**	**(166,372)**	**(99,234)**	**67.7%**
Cash flows from financing activities:						
Proceeds from equity settled share-based compensation exercised	117	-	- %	576	-	- %
Proceeds from long-term borrowings	38,334	60,202	(36.3%)	159,104	110,191	44.4%
Payments of long-term borrowings	(29,347)	(27,235)	- %	(59,539)	(41,022)	- %
Proceeds from the sale of minority interest in subsidiaries	49,414	-	- %	49,414	-	- %
Net increase in short-term borrowings	(36,517)	(584)	6,152.9%	(28,800)	2,756	- %
Interest paid	(14,981)	(9,449)	58.5%	(25,182)	(14,540)	73.2%
Purchase of own shares	-	-	- %	(12,992)	-	- %
Net cash generated from financing activities	**7,020**	**22,934**	**(69.4%)**	**82,581**	**57,385**	**43.9%**
Net increase/(decrease) in cash and cash equivalents	**(60,750)**	**5,146**	- %	**(57,232)**	**(3,629)**	**1,477.1%**
Cash and cash equivalents at beginning of period	-	-	- %	232,147	218,809	6.1%
Effect of exchange rate changes on cash and cash equivalents	12,648	(11,563)	- %	24,412	(11,160)	- %
Cash and cash equivalents at end of period	**(48,104)**	**(6,417)**	**649.6%**	**199,327**	**204,020**	**(2.3%)**

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